Filed pursuant to Rule 424(b)(3)
Registration No. 333-257496
PROSPECTUS SUPPLEMENT NO. 4
(to Prospectus dated July 9, 2021)
Proterra Inc
168,719,124 Shares of Common Stock
7,550,000 Warrants to Purchase Shares of Common Stock
50,366,550 Shares of Common Stock Underlying Warrants and Convertible Notes
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This prospectus supplement supplements the prospectus dated July 9, 2021, as supplemented by Prospectus Supplement No. 1, dated August 11, 2021, Prospectus Supplement No. 2, dated August 13, 2021, and Prospectus Supplement No. 3, dated September 8, 2021 (the “Prospectus”), which forms a part of our registration statement on Form S-1 (No. 333-257496). This prospectus supplement is being filed to update and supplement the information in the Prospectus with the information contained in Item 5.02 from our current report on Form 8-K, filed with the Securities and Exchange Commission on September 13, 2021 (the “Current Report”). Accordingly, we have attached the information contained in Item 5.02 from the Current Report to this prospectus supplement.
The Prospectus and this prospectus supplement relate to the offer and sale from time to time by the selling securityholders named in the Prospectus (the “Selling Securityholders”) of (A) up to 168,719,124 shares of common stock, par value $0.0001 per share (“common stock”), consisting of (i) up to 41,500,000 shares of common stock issued in a private placement pursuant to subscription agreements entered into on January 11, 2021; (ii) up to 6,797,072 shares of common stock issued in connection with the consummation of the Business Combination (as defined in the Prospectus), in exchange for shares of our Class B ordinary shares originally issued in a private placement to ArcLight CTC Holdings, L.P. (the “Sponsor”); (iii) up to 112,872,052 shares of common stock issued or issuable to certain former stockholders and other security holders of Proterra (the “Proterra Holders”) in connection with or as a result of the consummation of the Business Combination, consisting of (a) up to 60,006,701 shares of common stock; (b) up to 25,437,033 shares of common stock (the “Note Shares”) issuable upon the conversion of outstanding convertible promissory notes (the “Convertible Notes”); (c) up to 3,504,523 shares of common stock issuable upon the exercise of certain warrants (the “Proterra warrants”); (d) 11,111,287 shares of common stock issuable upon the exercise of certain equity awards; and (e) up to 12,895,129 shares of common stock that certain Proterra Holders have the contingent right to receive upon the achievement of certain stock price-based vesting conditions; and (iv) up to 7,550,000 shares of common stock issuable upon the exercise of the private placement warrants (as defined below); and (B) up to 7,550,000 warrants (the “private placement warrants”) issued in connection with the consummation of the Business Combination, in exchange for warrants originally issued in a private placement to the Sponsor.
In addition, the Prospectus and this prospectus supplement relate to the offer and sale of up to 13,874,994 shares of common stock that are issuable by us upon the exercise of 13,874,994 warrants (the “public warrants”) that were previously registered. Additionally, the Prospectus and this prospectus supplement relates to the offer and sale of (i) up to 3,504,523 shares of common stock issuable by us upon exercise of the Proterra warrants that were previously registered, (ii) up to 7,550,000 shares of common stock issuable by us upon exercise of the private placement warrants that were previously registered, and (iii) up to 25,437,033 Note Shares issuable by us upon conversion of the Convertible Notes, certain of which were previously registered.
Our common stock and public warrants are listed on the Nasdaq Global Select Market (the “Nasdaq”) under the symbols “PTRA” and “PTRAW,” respectively. On September 13, 2021, the last reported sales price of our common stock was $10.27 per share and the last reported sales price of our public warrants was $2.77 per warrant.
This prospectus supplement updates and supplements the information in the Prospectus and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This prospectus supplement should be read in conjunction with the Prospectus and if there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.
Investing in our securities involves risks. See the section entitled “Risk Factors” beginning on page 8 of the Prospectus to read about factors you should consider before buying our securities.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
The date of this prospectus supplement is September 13, 2021

Item 5.02 Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangement of Certain Officers.
(c) On September 10, 2021, the Board of Directors (the “Board”) of Proterra Inc (the “Company”) appointed Gareth T. Joyce, age 48, as President of Proterra Operating Company, Inc. (“Proterra Operating Co.”) effective as of September 13, 2021. There are no arrangements between Mr. Joyce and any other person pursuant to which he was selected to become the President of Proterra Operating Co. Mr. Joyce does not have any family relationship with any executive officer or director of the Company, or with any person selected to become an officer or director of the Company. Neither Mr. Joyce nor any member of his immediate family has any direct or indirect material interest in any transaction required to be disclosed pursuant to Item 404(a) of Regulation S-K. In connection with his appointment to President of Proterra Operating Co., Mr. Joyce will receive a salary increase from $340,000 to $450,000 in base salary, and his bonus target under the Company’s Key Employee Incentive Plan will increase from 50% to 75% of his base salary. The Board also intends to make Mr. Joyce an equity award under the Company’s 2021 Equity Incentive Plan of $597,260 in value on the date of grant, with a four year annual ratable vesting period. Prior to his appointment as President of Proterra Operating Co., Mr. Joyce served as the President of Proterra Powered and Energy, a business unit of Proterra Operating Co., since November 2020. Mr. Joyce previously worked at Delta Air Lines, Inc., an international airline company, serving as President of Delta Cargo between April 2016 and March 2020, Senior Vice President for Airport Customer Services between February 2017 and March 2020, and as Chief Sustainability Officer from March 2020 until November 2020. Mr. Joyce has also served as an Executive Board Member for DAL Global Services, LLC, doing business as Delta Global Services (now Unifi). Previously, Mr. Joyce served as President and Chief Executive Officer of Mercedes-Benz Canada Inc. in 2016, having formerly served as Vice President of Customer Services at Mercedes-Benz USA, LLC between 2012 and 2016, Vice President of Customer Services at Mercedes-Benz Cars Nederland B.V. between 2009 and 2012, and Vice President of Customer Service at Mercedes-Benz South Africa Ltd. between 2007 and 2009, and before that as Senior Technical Manager and a Divisional Manager for the same organization. Mr. Joyce has served on the board of directors of the American Cancer Society, a voluntary organization, since 2016.
(b) The Company’s Board accepted the resignation of Amy. E. Ard, Chief Financial Officer of the Company and its subsidiary, Proterra Operating Co. on September 10, 2021. Ms. Ard’s resignation as Chief Financial Officer will be effective September 15, 2021. Ms. Ard has agreed to provide transition services to the Company until the earlier of 30 days after the appointment of a new permanent Chief Financial Officer or February 1, 2022. Ms. Ard’s decision to leave the Company is not the result of any disagreement regarding the Company’s financial reporting or accounting policies, procedures, estimates or judgments.
(c) On September 10, 2021, the Company’s Board also appointed Andrew J Cederoth, age 56, as the Interim Chief Financial Officer of the Company and Proterra Operating Co., to serve in such capacity while the Board conducts a search for a permanent replacement for Ms. Ard. Mr. Cederoth’s appointment will be effective September 15, 2021. There are no arrangements between Mr. Cederoth and any other person pursuant to which he was selected to become the Interim Chief Financial Officer of the Company. Mr. Cederoth does not have any family relationship with any executive officer or director of the Company, or with any person selected to become an officer or director of the Company. Neither Mr. Cederoth nor any member of his immediate family has any direct or indirect material interest in any transaction required to be disclosed pursuant to Item 404(a) of Regulation S-K.

During his tenure as Interim Chief Financial Officer of the Company, Mr. Cederoth will receive a monthly salary of $40,000.
Prior to joining the Company, Mr. Cederoth, served as the Senior Financial Advisor of ENGS Commercial Financial Company (“ENGS”) from April 2018 until June 2019. Prior to ENGS, Mr. Cederoth served as the Chief Financial Officer of Career Education Corporation from April 2016 until September 2017. Mr. Cederoth has also served as Chief Financial Officer and Vice President of New Business Development at Innova UEV (“Innova”) from March 2015 until March 2016. Prior to joining Innova, he served as Chief Financial Officer at Clover Technologies Group from January 2014 until December 2014. He began his career in finance in 1990 at Navistar International Corporation (“Navistar”). While at Navistar, Mr. Cederoth occupied various financial roles of increasing responsibility, culminating with his tenure as Executive Vice President and Chief Financial Officer from 2009 to 2013. Mr. Cederoth holds a Bachelor of Arts degree in economics from the University of Illinois and an MBA from DePaul University.